 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

Opus Tower A, 1002, Business Bay
Dubai, United Arab Emirates
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Guy Wall from the Board of Directors

On March 12, 2024, Guy Wall resigned as a director of Brooge Energy Limited (the “Company”). Mr. Wall’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: March 22, 2024	By:	/s/ Alexander Lawson
		Name:	Alexander Lawson
		Title:	Director of the Board